Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Registration Statement No. 333-213532)

The following excerpts relating to the pending acquisition of Standard Bancshares, Inc. (“Standard”) by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on October 19, 2016 in connection with First Midwest’s announcement of its financial results for the quarter ended September 30, 2016.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Earnings per share was $0.35, that is up about 13% from the second quarter of 2016 and 17% from the same quarter a year ago. Earnings were skewed higher in this quarter in part by the net contribution of about $0.03 that resulted from a gain that came from our sale-leaseback of certain properties; and that was in part offset by the timing of integration costs attendant to our pending acquisition of Standard Bancshares.

. . .

Before we open it up for questions and further remarks, our pending acquisition of Standard Bancshares is progressing very well and right in line with what we expected. Recall that Standard represents roughly about $2.5 billion in assets, $2.2 billion in deposits, $1.8 billion in loans.

And as a reminder, in 2017 we continue to target a late 2016 early 2017 close date. And our EPS accretion expectation as well as related transactional assumptions all remain in line with our earlier guidance.

Local market reaction continues to be great and we remain very excited to be moving forward. I also would want to take the opportunity at this point to thank our colleagues who listen to this call, both at First Midwest and Standard, for their client commitment and their hard work. They have been absolutely tremendous and certainly are the key to our successful efforts here.

. . .

And throughout all of that we remain committed to making the ongoing investments to maintain our risk disciplines as we do so. Standard Bank and Trust will further add to that momentum and we feel strongly that that positions us very well for continued future performance and growth.

. . .

Terry McEvoy - Stephens Inc.

I guess a question for Paul. Could you just remind me what impact the 25 basis point increase in late December had on the margin in the first quarter? And then should we get something let's say late December this year as you think about adding in the Standard balance sheet to yours, how does that impact the rate sensitivity and should we get a similar kind of boost to the NIM again if we see another 25 basis points?

Paul Clemens - First Midwest Bancorp, Inc. - EVP & CFO

25 basis points in a quarter adds about $2.5 million a quarter in earnings roughly -- somewhere between $2.5 million. And I have to think about it; I will have $14 billion worth of earning assets, so every $1.4 million will add what, a basis point. So I am going to be adding roughly 8 basis points or so, I would think. I don't think the sensitivity will change a whole lot with our Standard loan portfolio. I think they have a little greater fixed component than floating.

Mark Sander - First Midwest Bancorp, Inc. - Senior EVP & COO

Ever so slightly but a material for our total book (multiple speakers), right?

Paul Clemens - First Midwest Bancorp, Inc. - EVP & CFO

Yes, we don't think it changes our interest rate sensitivity a whole lot. And they don't have a very large investment book, relatively speaking, they have a roughly $200 million investment book. So when you throw in [those] as well it will not change our interest rate sensitivity very much.

Terry McEvoy - Stephens Inc.

Thanks. And then as a follow-up, do you have a targeted conversion date in mind? And I am just trying to get a sense for cost saves coming from Standard and what quarter we should get to the run rate that had been talked about when you announced the deal?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Yes, we have - candidly, as we go through and prepare for these types of acquisitions we have multiple conversion dates set aside. So it is less so reflective of what is targeted as more in line with the guidance that says in terms of closing as we give guidance around we expect late this year or early next year you can presume the conversion dates will wrap around that same timeframe, Terry.

. . .

Chris McGratty - Keefe, Bruyette & Woods

Okay, great. The last question I have maybe goes back to Standard, when the deal was announced. I think when you announced the deal in June the guidance was I think $0.18 accretion to consensus 2018 numbers, which I think at the time implied a number around $1.60.

I think - and then you talked about some assumptions on Fed funds but also growth. Given where we are in rates and that we haven't seen movements, does that - has that accretion number changed at all? I think you were assuming $1.50 by the end of 2018.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Kind of the way we look at it, Chris, is the accretion number really doesn't change. What happens is both sides of the equation are moving, right. So as you start looking at what is the accretion contribution relative to other standalone performance, as our position increases, as we perform better in a higher or lower interest rate environment we would expect Standard to mirror that.

Chris McGratty - Keefe, Bruyette & Woods

Okay. But I guess maybe I am not fully capturing it, Mike. If rates stay low maybe we get one this year and one next year, does the $0.18 still fall through? I mean do you still get to $1.60?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

I don't know about a literal dollar amount number, we are probably not in a position to give you that guidance - that fine of guidance. We would expect that the accretion contribution will still hold and then you can make - we can make our own judgment on what final 2017-2018 numbers are after we get finished through the planning cycle here for this quarter.

Chris McGratty - Keefe, Bruyette & Woods

Okay, that is helpful. Maybe one more on the tax rate. What should we be thinking about for the next few quarters?

. . .

Paul Clemens - First Midwest Bancorp, Inc. - EVP & CFO

Well I think what you will see if we have a conversion this quarter we will incur some integration costs that will bring our pretax income down in the relative size of - tax-exempt income to total pretax income will be greater. So effective tax rate may come down a little bit in this fourth quarter, but then it should stabilize back out where it is roughly around today.

. . .

The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

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Forward-Looking Statements
This document may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and we caution you not to place undue reliance on these statements. Forward-looking statements are made only as of the date hereof, and we undertake no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.
Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Standard might not be realized within the expected timeframes or might be less than projected, the requisite shareholder and regulatory approvals for the proposed transaction between First Midwest and Standard might not be obtained, or might not be obtained in a timely manner, credit and interest rate risks associated with First Midwest’s and Standard’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Standard operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission. However, these risks and uncertainties are not exhaustive. Other sections of such filings describe additional factors that could impact First Midwest’s business, financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Standard.
Additional Information for Stockholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard, First Midwest has filed a registration statement on Form S-4 (file no. 333-213532) with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement includes a joint proxy statement of First Midwest and Standard, which also constitutes a prospectus of First Midwest, that First Midwest and Standard will send to their respective shareholders once finalized. Investors and shareholders are advised to read the joint proxy statement/prospectus because it contains important information about First Midwest, Standard and the proposed transaction. This document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000.
Participants in the Proposed Standard Transaction
First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed Standard transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed Standard transaction. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.